SUPPLEMENT NO. 2
                              dated August 15, 1997
                       to the Prospectus dated May 1, 1997
                        for the TIAA Real Estate Account

As a result of recent legislation, TIAA will no longer be exempt from federal income tax under Section 501(a) of the Internal Revenue Code, beginning January 1, 1998. We believe that the investments in the Real Estate Account should generate no federal income tax liability as a result of this change.